MF Fire, Benefit LLC

Maryland Benefit Limited Liability Company

Financial Statements and Independent Accountant's Review Report

December 31, 2015 and 2014

MF FIRE, BENEFIT LLC

TABLE OF CONTENTS



To the Members of
MF Fire, Benefit LLC
College Park, Maryland

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of MF Fire, Benefit LLC (Maryland benefit limited liability company), which comprise the balance sheets as of December 31, 2015 and 2014, and the related statements of operations, changes in members' equity (deficit), and cash flows for the year ended December 31, 2015 and the period from April 23, 2014 (inception) to December 31, 2014. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

/s/ Artesian CPA, LLC

Denver, Colorado
May 10, 2016

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

MF FIRE, BENEFIT LLC
BALANCE SHEETS
As of December 31, 2015 and 2014

	2015		2014	
ASSETS				
Current Assets:				
Cash and cash equivalents	$	10,170	$	7,321
Total Current Assets		10,170		7,321
TOTAL ASSETS	$	10,170	$	7,321
LIABILITIES AND MEMBERS' EQUITY (DEFICIT)				
Liabilities:				
Current Liabilities:				
Accounts payable	$	24,782	$	-
Total Liabilities		24,782		-
Members' Equity (Deficit):		(14,612)		7,321
TOTAL LIABILITIES AND MEMBERS' EQUITY (DEFICIT)	$	10,170	$	7,321

MF FIRE, BENEFIT LLC
STATEMENTS OF OPERATIONS
For the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014

	2015	2014
Grant revenues	$ 100,000	$ -
Competition revenues	-	28,500
Net Revenues	100,000	28,500
Cost of net revenues	-	-
Gross Profit	100,000	28,500
Operating Expenses:		
Research and development	108,588	-
General and administrative	25,921	17,495
Professional fees	2,263	8,755
Total Operating Expenses	136,772	26,250
Net Income (Loss)	$ (36,772)	$ 2,250

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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MF FIRE, BENEFIT LLC
STATEMENTS OF CHANGES IN MEMBERS' EQUITY (DEFICIT)
For the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014

	Members' Equity (Deficit)
Balance at April 23, 2014 (inception)	$ -
Contributed capital	5,071
Distributions	-
Net income	2,250
Balance at December 31, 2014	7,321
Contributed capital	14,839
Distributions	-
Net loss	(36,772)
Balance at December 31, 2015	$ (14,612)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

MF FIRE, BENEFIT LLC
STATEMENTS OF CASH FLOWS
For the year ended December 31, 2015 and for the period from April 23, 2014 (inception) to December 31, 2014

		2015		2014
Cash Flows From Operating Activities				
Net Income (Loss)	$	(36,772)	$	2,250
Adjustments to reconcile net income (loss) to net cash provided by / (used in) operating activities:				
Changes in operating assets and liabilities:				
Increase/(Decrease) in accounts payable		24,782		-
Net Cash Provided by (Used In) Operating Activities		(11,990)		2,250
Cash Flows From Financing Activities				
Equity contributions by members		14,839		5,071
Net Cash Provided By Financing Activities		14,839		5,071
Net Change In Cash		2,849		7,321
Cash at Beginning of Period		7,321		-
Cash at End of Period	$	10,170	$	7,321

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

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MF FIRE, BENEFIT LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014, for the year ended December 31, 2015, and for the period from April 23, 2014 (inception) to December 31, 2014

NOTE 1: NATURE OF OPERATIONS

MF Fire, Benefit LLC (the "Company"), is a benefit limited liability company organized April 23, 2014 under the laws of Maryland. The Company was formed to develop and provide consultation on fire technologies and has a stated environmental goal to benefit public and environmental health through the reduction of emissions from biomass combustors.

As of December 31, 2015 or 2014, the Company has not yet commenced planned principal operations nor generated revenue from product sales. The Company's activities since inception have consisted primarily of formation activities, development of agreements, and development of its product. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, has not generated any revenues from the sale of its products since inception, and incurred a net loss of $36,772 during the year ended December 31, 2015. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. Management plans to raise additional capital to facilitate the completion of development of its product and to ready the product for market. No assurance can be given that the Company will be successful in these efforts. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Basis of Presentation</u>

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America (GAAP).

The Company has elected to adopt early application of Accounting Standards Update No. 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements; the Company does not present or disclose inception-to-date information and other remaining disclosure requirements of Topic 915.

The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Capital Assets

Property and equipment are recorded at cost. Depreciation is recorded for using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all

MF FIRE, BENEFIT LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014, for the year ended December 31, 2015, and for the period
from April 23, 2014 (inception) to December 31, 2014

long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable.

Accounts Payable

The Company's accounts payable of $24,782 as of December 31, 2015 were classified as current liabilities and were paid within two months of year-end.

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured.

The Company recognized $28,500 in revenues during 2014 related to earnings from a clean energy competition. Revenues recognized in 2015 related to the grant agreement discussed in Note 7 and amounted to $100,000.

Research and Development

Research and development costs are expensed as incurred. Total expense related to research and development was $108,588 and $-0- for the years ended December 31, 2015 and 2014, respectively.

Organizational Costs

In accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 720, organizational costs, including accounting fees, legal fees, and costs of incorporation, are expensed as incurred.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to the members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

MF FIRE, BENEFIT LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014, for the year ended December 31, 2015, and for the period
from April 23, 2014 (inception) to December 31, 2014

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

NOTE 4: MEMBER'S EQUITY (DEFICIT)

Capital contributions to the Company for the periods ended December 31, 2015 or 2014 were $14,839 and $5,071, respectively, as discussed in Note 5. No additional membership interests were issued for these contributions. Membership interests were issued under the terms of the royalty agreement discussed in Note 6. As of December 31, 2015, interests in the Company have been issued to three individuals and the University of Maryland.

The debts, obligations, and liabilities of the Company, whether arising in contract, tort, or otherwise, are solely the debts, obligations, and liabilities of the Company, and no member of the Company is obligated personally for any such debt, obligation, or liability.

NOTE 5: RELATED PARTY TRANSACTIONS

Since inception, two members of the Company funded the business through incurring certain expenses on behalf of the Company and through direct transfers of funds to the Company as needed. These transactions were considered equity contributions and are not payable back to the members.

NOTE 6: ROYALTY AGREEMENT

The Company entered into an exclusive license agreement ("Royalty Agreement") with the University of Maryland ("Licensor") effective on February 16, 2015, providing the Company with certain exclusive, nontransferable, and nonassignable rights to specific patents, copyrights, and trade secrets ("Intellectual Property Rights") belonging to the Licensor. The Royalty Agreement calls for the Company to pay the Licensor an annual royalty payment of the greater of: a) $2,000; b) 4% of aggregated net sales (as defined in the Royalty Agreement) for any product sold to a third party in the previous calendar year. The royalty payment for each calendar year is due on February 1 of each year commencing February 1, 2016 and annually thereafter for the term of the Royalty Agreement. Beginning February 1, 2018, and each February 1 annually thereafter, the Company shall also reimburse the Licensor for patent expenses previously incurred and not reimbursed, up to $4,000 per calendar year. Finally, the Company shall reimburse the Licensor 25% of any fees, excluding royalties from the above described royalty payment, collected under any sublicenses under the terms of the Royalty Agreement. The Royalty Agreement will terminate upon the expiration of an issued patent or fifteen years from the first payment of a royalty to the Licensor, whichever is later. The Royalty Agreement is also terminable by the Company upon 45 days written notice with payment of a $5,000 termination fee, or by either party in the case of fraud, willful and material misconduct, illegal conduct, breach, default, or other circumstances.

The Royalty Agreement also provided for the issuance of a 6% interest in the Company upon the effective date, with 1% issued to each of the two founders of the Company, 1% issued to another

MF FIRE, BENEFIT LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014, for the year ended December 31, 2015, and for the period
from April 23, 2014 (inception) to December 31, 2014

person, and 3% issued to the University of Maryland. At the effective date of the Royalty Agreement when such interests were issued, the Company had not commenced any substantial operations, had a trivial amount of assets and book value in the Company, and no other intangible assets to provide more than a trivial value to the Company. Therefore, the Company determined that the fair value of the membership interests issued in this transaction were trivial and did not record such to expenses and members' equity. These interests are dilatable in the same manner as all other interests in the Company.

As the Royalty Agreement was amended such that the minimum payment for calendar year 2015 was no longer obliged, product sales have not yet commenced to create royalty obligations, and no other payments have become due under this arrangement, no royalty expense has been incurred or recognized as of December 31, 2015 or 2014.

The royalty payment commencement date in this agreement was amended in January 2016, as described in Note 9.

NOTE 7: GRANT AGREEMENT AND RELATED ROYALTY COMMITMENT

On June 16, 2015, the Company was awarded a reimbursable grant agreement ("TEDCO Grant Agreement") from the Maryland Technology Development Corporation ("TEDCO"), providing a $100,000 grant, payable in three installments, as follows: a) 25% upon initial approval; b) 50% upon meeting certain milestones and expenditure on eligible expenses (as defined in the agreement); c) 25% upon meeting certain milestones, expenditure on eligible expenses, and approval of a final report (as defined in the agreement). The Company completed the project in December 2015 and all payments were earned, recognized, and received in 2015. The Company is obliged to provide certain financial and other reports for 10 years following the project completion.

Royalty Commitment: The TEDCO Grant Agreement stipulated a program reimbursement provision, whereby the Company is obliged to pay TEDCO for the benefit of the TEDCO program on a percentage of future revenues commencing three months after project completion (which occurred in December 2015) for a period of ten years on a quarterly basis. Over such term, the Company must remit a quarterly financial report demonstrating its calculation of quarterly sales revenues (as defined in the agreement), along with a payment equal to 3% of the preceding quarter's sales revenues, subject to the following:
  i. Maximum quarterly payment shall not exceed $40,000
  ii. Total amount of all quarterly payments in a calendar year shall not exceed $40,000
  iii. Total amount of all quarterly payments shall not exceed $200,000

NOTE 8: RECENT ACCOUNTING PRONOUNCEMENTS

In June 2014, the FASB issued Accounting Standards Update (ASU) 2014-10 which eliminated the requirements for development stage entities to (1) present inception-to-date information in the statements of income, cash flows, and stockholders' equity, (2) label the financial statements as those of a development stage entity, (3) disclose a description of the development stage activities in which the entity is engaged, and (4) disclose in the first year in which the entity is no longer a development

MF FIRE, BENEFIT LLC
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2015 and 2014, for the year ended December 31, 2015, and for the period
from April 23, 2014 (inception) to December 31, 2014

stage entity that in prior years it had been in the development stage. This ASU is effective for annual reporting periods beginning after December 15, 2014, and interim periods beginning after December 15, 2015. Early application is permitted for any annual reporting period or interim period for which the entity's financial statements have not yet been issued. Upon adoption, entities will no longer present or disclose any information required by Topic 915. The Company has early adopted the new standard effective immediately.

In August 2014, the FASB issued ASU 2014-15 on "Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern". Currently, there is no guidance in U.S. GAAP about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern or to provide related footnote disclosures. The amendments in this update provide such guidance. In doing so, the amendments are intended to reduce diversity in the timing and content of footnote disclosures. The amendments require management to assess an entity's ability to continue as a going concern by incorporating and expanding upon certain principles that are currently in U.S. auditing standards. Specifically, the amendments (1) provide a definition of the term *substantial doubt*, (2) require an evaluation every reporting period including interim periods, (3) provide principles for considering the mitigating effect of management's plans, (4) require certain disclosures when substantial doubt is alleviated as a result of consideration of management's plans, (5) require an express statement and other disclosures when substantial doubt is not alleviated, and (6) require an assessment for a period of one year after the date that the financial statements are issued (or available to be issued). The amendments in this update are effective for public and nonpublic entities for annual periods ending after December 15, 2016. Early adoption is permitted. The Company has not elected to early adopt this pronouncement.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 9: SUBSEQUENT EVENTS

Convertible Note Payable

The Company entered into a convertible note purchase agreement (the "Note") with the Maryland Technology Development Corporation ("TEDCO") on January 19, 2016. The Note is for an aggregate principal amount of $100,000, to be disbursed in four payments, with the first payment of $25,000 being disbursed on January 19, 2016, and the remaining three disbursements being released to the Company in increments within twelve months of the effective date of the Note upon satisfaction of certain milestones, adherence to certain reporting requirements, upon proof of 1:2 matching investments from the Company, other obligations as defined in the Note, and subject to TEDCO's sole discretion and approval. The Note becomes due and payable on demand upon the earlier of: a) five years, b) when the principal and unpaid interest are called by TEDCO upon or after declining to exercise the conversion option, C) upon default (as defined in the agreement). The Note bears interest at 8% per annum. Prepayment on the note requires prior written consent from TEDCO. Various restricted covenants apply to the Note placing extensive limitations on the

Company. The Note is convertible at TEDCO's option if, prior to maturity, the Company: a) Engages in an issuance of securities in an aggregate amount of $500,000 or more from one or more investors; b) is acquired by another entity by means of any transaction or series of transactions, including any transfer of more than 50% of the voting power of the Company, reorganization, merger, or consolidation; c) sells or otherwise transfers all or substantially all of the assets of the Company. Upon triggering conversion rights, a sum equal to the entire outstanding principal balance, together with all accrued interest and any other sums due under the Note's terms may: a) be exchanged for an equity interest by TEDCO in the Company immediately prior to closing the contemplated investment by the subsequent investor or other conversion event; any such equity investment by TEDCO shall otherwise be at the same price, including fractional shares if applicable, and on the same terms and conditions as the securities acquired by the subsequent investor(s); or b) accelerate all amounts due under this Note.

Royalty Agreement Amendment

On February 16, 2016, the Company and the University of Maryland amended the Royalty Agreement discussed in Note 6, to change the first royalty payment date from February 1, 2016 to February 1, 2017.

Operating Agreement

On January 8, 2016, the Company adopted an operating agreement which, among other provisions, established voting members, vested management of the Company with the voting members, authorized compensation of members for services rendered, established a buyout provision for the sale of interests by members, and various other provisions.

Profit Interest Grant Agreement

In February 2016, the Company entered into a profit interest grant agreement (the "Grant Agreement") with its newly hired Chief Executive Officer (CEO). The Grant Agreement provides the CEO with a 15% profit interest in the Company for services performed and without other consideration. The 15% profit interest vests as follows: a) 0.5% profit interest vested immediately; b) 2.5% profit interest vests on June 11, 2016; c) 7.5% profit invest vests ratably over 36 months commencing July 11, 2016 and ending June 11, 2019; d) 4.5% profit interest vests at a rate of 1/900,000 for each $1.00 of capital raised through equity or debt financing transactions, excluding the TEDCO funding discussed in the Convertible Note Payable section of this Note 9. The full 15% profit interest vests immediately upon a corporate transaction (as defined in the Grant Agreement), upon termination without cause (as defined in the Grant Agreement), or upon death.

Management has evaluated subsequent events through May 10, 2016, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.